EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,	2015	2014	2013	2012	2011
	(dollars are in millions)
Income (loss) from continuing operations	$(394)	$547	$713	$(2,405)	$(2,326)
Income tax expense (benefit)	(471)	(224)	(325)	1,406	1,431
Income (loss) from continuing operations before income tax expense	(865)	771	1,038	(3,811)	(3,757)
Fixed charges:
Interest expense	895	1,058	1,370	1,777	2,346
Interest portion of rentals(1)	4	4	5	8	9
Total fixed charges	899	1,062	1,375	1,785	2,355
Total earnings from continuing operations as defined	$34	$1,833	$2,413	$(2,026)	$(1,402)
Ratio of earnings to fixed charges	.04	1.73	1.75	(1.14)	(.60)
Preferred stock dividends(2)	$195	$195	$189	$189	$194
Ratio of earnings to combined fixed charges and preferred stock dividends	.03	1.46	1.54	(1.03)	(.55)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.